Filed by SunLink Health Systems, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule
14a-12
of the Securities Exchange Act of 1934
Subject Company: SunLink Health Systems, Inc.
Commission File No. 1-12607

On October 15, 2002, SunLink Health Systems, Inc., an Ohio corporation (“SunLink”) and HM Acquisition Corp., a Delaware corporation and wholly owned subsidiary of SunLink (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with HealthMont, Inc., a Tennessee corporation (“HealthMont”) providing for the merger of HealthMont with and into Merger Sub. Pursuant to Rule 425, the Merger Agreement and the associated Press Release are filed as exhibits hereto.

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Investors and security holders are advised to read the proxy statement/prospectus regarding the acquisition of HealthMont, Inc. by SunLink Health Systems, Inc. when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Commission by SunLink Health Systems, Inc. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by SunLink Health Systems, Inc.at the Commission’s website at www.sec.gov and/or directly from SunLink Health Systems, Inc.

SunLink Health Systems, Inc. and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of SunLink Health Systems, Inc. with respect to the merger. Information regarding such officers and directors will be included in SunLink Health Systems, Inc.’s proxy statement for its 2002 Annual Meeting of Shareholders to be filed with the Commission by October 30, 2002. This document will be available free of charge at the Commission’s website at www.sec.gov and/or from SunLink Health Systems, Inc.

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